SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
----------------------
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)

Florida Rock Industries, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

341140 10 1
(CUSIP Number)

Lewis S. Lee
McGuireWoods LLP
Bank of America Tower
50 N. Laura Street, Suite 3300
Jacksonville, FL  32202
(904) 798-3200
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 7, 2001
(Date of Event Which Requires Filing of This Statement)





Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)
Rule 13d-1(c)
XX	Rule 13d-1(d)



(Page 1 of 12 Pages)
Exhibit Index is on Page 11

SCHEDULE 13G

CUSIP No. 341140 10 1					Page 2 of 12 Pages

1. Names of Reporting Persons/S.S. or I.R.S. Identification
No. of Above Person

Baker Holdings, L.P.
FEIN: 59-2560711

2.	Check the Appropriate Box if a Member of a Group	(a) __
(See Instructions)							(b) __

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by each Reporting Person
With:

5. Sole Voting Power

-0-		(See Item 4)

6. Shared Voting Power

3,748,172	(See Item 4)

7. Sole Dispositive Power

-0-		(See Item 4)

8. Shared Dispositive Power

3,748,172	(See Item 4)

9. Aggregate Amount Beneficially Owned by Each Reporting
Person

3,748,172	(See Item 4)




10. Check if the Aggregate Amount in Row (9) Excludes Certain
Shares

XX

11. Percent of Class Represented by Amount in Row (9)

20.1%

12.	Type of Reporting Person	(See Instructions)
		PN




































SCHEDULE 13G

CUSIP No. 341140 10 1					Page 3 of 12 Pages

1.	Names of Reporting Person/ S.S or I.R.S. Identification
Nos. of Above Person

Baker Investment Holdings, Inc.
FEIN: 51-0395727

2.	Check the Appropriate Box if a Member of a Group	(a) __
											(b) __

3.	SEC Use Only

4.	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by each Reporting Person
With:

5.	Sole Voting Power

-0-		(See Item 4)

6.	Shared Voting Power

3,748,172	(See Item 4)

7. Sole Dispositive Power

-0-		(See Item 4)

8. Shared Dispositive Power

3,748,172	(See Item 4)

9. Aggregate Amount Beneficially Owned by Each Reporting
Person

3,748,172	(See Item 4)

10. Check if the Aggregate Amount in Row (9) Excludes Certain
Shares

XX

11.	Percent of Class Represented by Amount in Row (9)

20.1%

12.	Type of Reporting Person	(See Instructions)

	CO







































SCHEDULE 13G

CUSIP No. 341140 10 1					Page 4 of 12 Pages

1.	Names of Reporting Person/ S.S or I.R.S. Identification
Nos. of Above Person

Edward L. Baker

2.	Check the Appropriate Box if a Member of a Group	(a) __
											(b) __

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by each Reporting Person
With:

5.	Sole Voting Power

394,013	(See Item 4)

6.	Shared Voting Power

3,749,900	(See Item 4)


7.	Sole Dispositive Power

412,348	(See Item 4)

8.	Shared Dispositive Power

3,749,900	(See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting
Person

4,350,066	(See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain
Shares

XX

11.	Percent of Class Represented by Amount in Row (9)

23.35%

12.	Type of Reporting Person	(See Instructions)

		IN







































SCHEDULE 13G

CUSIP No. 341140 10 1					Page 5 of 12 Pages

1.	Names of Reporting Person/ S.S or I.R.S. Identification
Nos. of Above Person

John D. Baker  II

2.	Check the Appropriate Box if a Member of a Group	(a) __
											(b) __

3.	SEC Use Only

4.	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by each Reporting Person
With:


5.	Sole Voting Power

915,221	(See Item 4)

6.	Shared Voting Power

3,749,900	(See Item 4)

7.	Sole Dispositive Power

936,211	(See Item 4)

8.	Shared Dispositive Power

3,749,900	(See Item 4)

9. Aggregate Amount Beneficially Owned by Each Reporting
Person

4,773,714	(See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain
Shares

XX

11.	Percent of Class Represented by Amount in Row (9)

25.62%

12.	Type of Reporting Person	(See Instructions)

		IN







































This Amendment No. 2 to Schedule 13G is filed with respect to an event occurring in June 2001. This reporting group previously filed a Schedule 13G on February 16, 1999 and Amendment No. 1 thereto on December 23, 1999. The undersigned hereby agree that this Amendment No. 2 to Schedule 13G is filed jointly pursuant to Rule 13d-1(f)(1) of the Securities Exchange Act of 1934, as amended, on behalf of each of them.

Item 1.

(a)	The name of the Issuer is Florida Rock Industries,
Inc.

(b)	The Issuer's principal executive offices are located
at 155 East 21st Street, Jacksonville, Florida 32206.

Item 2.

(a)	This Schedule 13G is filed on behalf of Baker
Holdings, L.P., a Delaware limited partnership (the
"Partnership"), Baker Investment Holdings, Inc., a Delaware corporation and the general partner of the Partnership (the
"General Partner"), and Edward L. Baker and John D. Baker II, individually (collectively, the "Reporting Persons").

(b)	The principal executive offices of the Partnership and
the General Partner are located at 300 Delaware Avenue,
Wilmington, Delaware 19801.

The principal business address for the two individual
Reporting Persons, Edward L. Baker and John D. Baker II, is 155
East 21st Street, Jacksonville, Florida 32206.

(c)	The Partnership is a Delaware limited partnership.
The General Partner was organized as a Delaware corporation in December 1999 to serve as the new general partner of the Partnership. The individual Reporting Persons are brothers and are citizens of the United States.

(d)	This Schedule 13G relates to the common stock of the
Issuer, par value $.10 per share.

(e)	The CUSIP number of the common stock is 341140 10 1.

Item 3.

Not applicable.

Item 4.

(a)	Amount beneficially owned:*

1)	Baker Holdings, L.P.:			3,748,172

2)	Baker Investment Holdings, Inc.	3,748,172

3)	Edward L. Baker:				4,350,068

4)	John D. Baker, II:				4,773,714

Total:							5,416,681

(b)	Percent of class:*

1)	Baker Holdings, L.P.:			20.1%

2)	Baker Investment Holdings, Inc.	20.1%

3)	Edward L. Baker:				23.35%

4)	John D. Baker, II:				25.62%

Total:							29.07%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:*

1)	Baker Holdings, L.P.:			0

2)	Baker Investment Holdings, Inc.	0

3)	Edward L. Baker:			394,013

4)	John D. Baker, II:			915,221

Total:				   	   1,309,234

(ii)	Shared power to vote or to direct the vote:*

1)	Baker Holdings, L.P.:			3,748,172

2)	Baker Investment Holdings, Inc.	3,748,172

3)	Edward L. Baker:				3,749,900

4)	John D. Baker, II:				3,749,900

Total:							3,749,900

(iii)	Sole power to dispose or to direct the
disposition of:*

1)	Baker Holdings, L.P.:			0

2)	Baker Investment Holdings, Inc.	0

3)	Edward L. Baker:			412,348

4)	John D. Baker, II:			936,211

Total:				    	   1,348,559


(iv)	Shared power to dispose or to direct the
disposition of:*

1)	Baker Holdings, L.P.:			3,748,172

2)	Baker Investment Holdings, Inc.	3,748,172

3)	Edward L. Baker:				3,749,900

4)	John D. Baker, II:				3,749,900

Total:							3,749,900

In addition to the beneficial holdings set forth above, the Partnership and its partners may be deemed to constitute a "group" under Section 13(d)(3) of the Securities Exchange Act of 1934 for the purpose of acquiring, holding and disposing of the Issuer's securities. After the distribution of shares taking place in June, 2001, 3,748,172 shares (approximately 20.1% of the Issuer's total number of shares outstanding) are directly owned by the Partnership. The General Partner and the Partnership have shared voting and dispositive power with respect to such shares. Baker Investments Holdings, Inc. is the sole general partner of the Partnership. Edward L. Baker and John D. Baker, II are two of the four directors and the sole shareholders of the General Partner. The Thompson S. Baker Living Trust and the Cynthia L'Engle Baker Trust are the sole limited partners and special limited partners of the Partnership. Edward L. Baker and John D. Baker, II, as individual trustees, and SunTrust Bank, as corporate trustee, are the trustees of the Thompson S. Baker Living Trust and of the Cynthia L'Engle Baker Trust, as to each of which the individual trustees to the exclusion of the corporate trustee have shared voting and dispositive powers as to all investments of the trusts. In addition, Edward L. Baker and John D. Baker, II each have a one-third pecuniary and beneficial interest in
each of the trusts.    Pursuant to Rule 13d-5(b)(i), the shares
beneficially owned by each partner may be deemed to be beneficially owned by the Partnership and by virtue of their status with the Partnership, to be beneficially owned by each individual Reporting Person. However, pursuant to Rule 13d-4, the Partnership disclaims beneficial ownership of the shares individually owned by its partners, and the General Partner and Messrs. Edward L. Baker and John D. Baker II each disclaim beneficial ownership of the shares owned by the other individual Reporting Persons and disclaim beneficial ownership of the shares held by the Partnership except to the extent of his respective beneficial ownership.

*Edward L. Baker has sole voting and dispositive powers with respect to 254,816 shares in the Edward L. Baker Living Trust, 14,393 shares held by him individually and 111,600 shares he holds as trustee for the children of John D. Baker II and under the John D. Baker II Irrevocable Trust No. 2 (which shares are excluded from the beneficial ownership calculation for John D. Baker II). Edward L. Baker disclaims beneficial interest in the shares he holds as trustee for the children of John D. Baker, II.

Edward L. Baker has shared voting and dispositive powers with respect to 1,728 shares held as co-trustee of the Thompson
S. Baker Living Trust.

Edward L. Baker has sole voting and sole dispositive power over 748 shares in the Employee Stock Purchase Plan. Mr. Baker has sole dispositive power but no voting power over 30,790 shares in the Profit Sharing and Deferred Earnings Plan established by the Issuer. Mr. Baker also has sole voting power but no dispositive power over 12,456 shares held for his account pursuant to a Tax Reduction Act Employee Stock Ownership Plan ("TRAESOP") established by the Issuer.

Edward L. Baker may be deemed to be the beneficial owner of 5,364 shares directly owned by his wife. Pursuant to Rule 13d-4, Mr. Baker disclaims such beneficial ownership.

John D. Baker II has sole voting and dispositive power with respect to 907,618 shares held by the John D. Baker II Living
Trust.

John D. Baker has shared voting and dispositive powers with respect to 1,728 shares held as co-trustee of the Thompson S.
Baker Living Trust.

John D. Baker II has sole voting power but no dispositive power with respect to 7,603 shares held for his account pursuant to a TRAESOP established by the Issuer. John D. Baker II has sole dispositive power but no voting power over 28,593 shares in the Profit Sharing and Deferred Earnings Plan established by the Issuer.

John D. Baker II may be deemed to be the beneficial owner of 2,800 shares directly owned by his wife. Pursuant to Rule
13d-4, Mr. Baker disclaims such beneficial ownership.

John D. Baker II may be deemed to be the beneficial owner of 40,000 shares directly owned by the John D. Baker, II
Irrevocable Trust Number One. This trust administered by an independent trustee is for the benefit of his wife and children.
Pursuant to Rule 13d-4, Mr. Baker disclaims such beneficial ownership.

Pursuant to Rule 13d-3(d)(1)(i), John D. Baker II is deemed to be the beneficial owner of 80,000 shares of the Issuer's securities which he may acquire upon the exercise of stock options exercisable within sixty days of June 7, 2001. If John
D. Baker II exercises these options, he will have sole voting and dispositive powers with respect to such shares.

Pursuant to Rule 13d-3(d)(1)(i), Edward L. Baker is deemed to be the beneficial owner of 170,000 shares of the Issuer's securities which he may acquire upon the exercise of stock options exercisable within sixty days of June 7, 2001. If Edward L. Baker exercises these options, he will have sole voting and dispositive powers with respect to such shares.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.


Item 6.	Ownership of More than Five Percent on Behalf of
Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on by the
Parent Holding Company.

Not applicable.

Item 8.		Identification and Classification of Members of
the Group.

		See Exhibit 1.

Item 9.		Notice of Dissolution of Group.

Not applicable

Item 10.	Certification.

Not applicable.
SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this Statement is true, correct and complete.

Dated:	June 7, 2001.

						BAKER HOLDINGS, L.P.

						By:  Baker Investment
						Holdings, Inc.


						By:	/s/ Lisa M. Oakes
				          Lisa M. Oakes, President


						BAKER INVESTMENT HOLDINGS, INC.


						By:  /s/ Lisa M. Oakes
					     Lisa M. Oakes, President


						/s/ Edward L. Baker
						Edward L. Baker


						/s/ John D. Baker II
						John D. Baker II





Exhibit Index


Exhibit 1

Identity of members of group





EXHIBIT 1

Identity of members of group:

Baker Holdings, L.P., a Delaware Limited Partnership
Baker Investment Holdings, Inc., a Delaware corporation
Edward L. Baker
John D. Baker II